UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )*


                   CurrencyShares British Pound Sterling Trust
       -----------------------------------------------------------------
                                (Name of Issuer)


                            Redeemable Capital Shares
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   23129S 10 6
       -----------------------------------------------------------------
                                 (CUSIP Number)


                                   May 8, 2008
       -----------------------------------------------------------------
             (Date of event which requires filing of this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule 13G is filed:

     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


              (Page 1 of 8 Pages)
----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23129S 10 6                    13G                  Page 2 of 8 Pages


--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Hussman  Strategic  Total Return Fund,  an  investment  portfolio of
       Hussman Investment Trust                              55-0787206
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a) |   |
       (b) | X |

--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  CITIZENSHIP OR PLACE OF ORGANIZATION
       Ohio U.S.A.
--------------------------------------------------------------------------------
                         5      SOLE VOTING POWER
 NUMBER OF                      0
  SHARES         ---------------------------------------------------------------
BENEFICIALLY             6      SHARED VOTING POWER
  OWNED BY                      75,000
    EACH         ---------------------------------------------------------------
 REPORTING               7      SOLE DISPOSITIVE POWER
PERSON WITH                     0
                 ---------------------------------------------------------------
                         8      SHARED DISPOSITIVE POWER
                                75,000
--------------------------------------------------------------------------------
    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
       75,000
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* | |

--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       16.67%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*
       IV
--------------------------------------------------------------------------------

CUSIP No. 23129S 10 6                    13G                  Page 3 of 8 Pages


--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Hussman Econometrics Advisors, Inc.              38-3083913
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a) |   |
       (b) | X |

--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  CITIZENSHIP OR PLACE OF ORGANIZATION
       Maryland  U.S.A.
--------------------------------------------------------------------------------
                         5      SOLE VOTING POWER
 NUMBER OF                      0
  SHARES         ---------------------------------------------------------------
BENEFICIALLY             6      SHARED VOTING POWER
  OWNED BY                      75,000
    EACH         ---------------------------------------------------------------
 REPORTING               7      SOLE DISPOSITIVE POWER
PERSON WITH                     0
                 ---------------------------------------------------------------
                         8      SHARED DISPOSITIVE POWER
                                75,000
--------------------------------------------------------------------------------
    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
       75,000
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* | |

--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       16.67%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*
       IA
--------------------------------------------------------------------------------

CUSIP No. 23129S 10 6                    13G                  Page 4 of 8 Pages


Item 1(a).     Name of Issuer:

      The name of the issuer is CurrencyShares British Pound Sterling Trust (the "Issuer").

Item  1(b).    Address of Issuer's Principal Executive Offices:

      Rydex  Investments,  9601 Blackwell Road, Suite 500,  Rockville,  Maryland
      20850

Item 2(a).     Name of Person Filing:

     This statement is filed by:

      (i) Hussman Strategic Total Return Fund (the "Fund"), an investment portfolio of Hussman Investment Trust (the "Trust"), an open-end management investment company, with respect to the Capital Shares directly owned by it; and

      (ii) Hussman Econometrics Advisors, Inc. (the "Adviser"), a Maryland corporation, with respect to the Capital Shares directly owned by the Fund.

      The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

Item 2(c).     Citizenship:

      The Trust is an unincorporated business trust that was organized under Ohio law on June 1, 2000. The Adviser is a Maryland corporation.

Item 2(d).     Title of Class of Securities:

      Redeemable Capital Shares

CUSIP No. 23129S 10 6                    13G                  Page 5 of 8 Pages

Item 2(e).     CUSIP Number:
               23129S 10 6

Item 3. If this  statement  is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

      (a)   [ ] Broker or dealer registered under Section 15 of the Act,

      (b)   [ ] Bank as defined in Section 3(a)(6) of the Act,

      (c)   [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

      (d) [x] Investment Company registered under Section 8 of the Investment Company Act of 1940, [with respect to the Trust]

      (e) [x] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E), [with respect to the Adviser]

      (f)   [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1
                (b)(1)(ii)(F),

      (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

      (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

      (i)   [ ] Church  Plan  that  is  excluded  from   the  definition  of  an
                investment company under Section 3(c)(14) of the Investment Company Act of 1940,

      (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box: [ ]

Item  4. Ownership.

      A.    Hussman Strategic Total Return Fund
            (a)   Amount beneficially owned: 75,000
            (b) Percent of class: 16.67% The percentages used herein and in the rest of Item 4 are calculated based upon the 450,000 Capital Shares issued and outstanding as of May 8, 2008 as reflected in the Form 10-Q for the quarterly period ended April 30, 2008 filed by the Company on June 13, 2008.

CUSIP No. 23129S 10 6                    13G                  Page 6 of 8 Pages

            (c)
                  (i)   Sole power to vote or direct the vote:   0
                  (ii)  Shared power to vote or direct the vote:  75,000
                  (iii) Sole power to dispose or direct the disposition:  0
                  (iv)  Shared  power to  dispose  or  direct  the  disposition:
                        75,000

      B.    Hussman Econometrics Advisors, Inc.
            (a)   Amount beneficially owned:  75,000
            (b) Percent of class: 16.67% The percentages used herein and in the rest of Item 4 are calculated based upon the 450,000 Capital Shares issued and outstanding as of May 8, 2008 as reflected in the Form 10-Q for the quarterly period ended April 30, 2008 filed by the Company on June 13, 2008.

            (c)
                  (i)   Sole power to vote or direct the vote: 0
                  (ii)  Shared power to vote or direct the vote: 75,000
                  (iii) Sole power to dispose or direct the disposition: 0
                  (iv)  Shared  power to  dispose  or  direct  the  disposition:
                        75,000

      The Fund has the power to dispose of and the power to vote the Capital Shares beneficially owned by it, which power may be exercised by its adviser, Hussman Econometrics Advisors, Inc. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, the Adviser may be deemed to beneficially own the Capital Shares owned by the Fund.

Item  5. Ownership of Five Percent or Less of a Class.

     Not applicable.

CUSIP No. 23129S 10 6                    13G                  Page 7 of 8 Pages

Item  6. Ownership of More than Five Percent on Behalf of Another Person.

      Hussman Econometrics Advisors, Inc. has the power to direct the affairs of the Fund, including decisions respecting the disposition of the proceeds from the sale of the Capital Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item  8. Identification and Classification of Members of the Group.

      Not   applicable.

Item  9. Notice of Dissolution of Group.

      Not   applicable.

Item  10. Certification.

      Each of the Reporting Persons hereby makes the following certification:

      By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 23129S 10 6                    13G                  Page 8 of 8 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  June 23, 2008

                       HUSSMAN INVESTMENT TRUST

                       By:

                       /s/  John P. Hussman
                       ------------------------------
                       Name:  John P. Hussman
                       Title: President


                       HUSSMAN ECONOMETRICS ADVISORS, INC.

                       By:

                       /s/ John P. Hussman
                       ------------------------------
                       Name:  John P. Hussman
                       Title: President

                       CUSIP No. 23129S 10 6          13G


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

      The  undersigned  acknowledge  and agree that the  foregoing  statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  June 23, 2008

                       HUSSMAN INVESTMENT TRUST

                       By:

                       /s/  John P. Hussman
                       ------------------------------
                       Name:  John P. Hussman
                       Title: President


                       HUSSMAN ECONOMETRICS ADVISORS, INC.

                       By:

                       /s/ John P. Hussman
                       ------------------------------
                       Name:  John P. Hussman
                       Title: President